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FEB 29 2008
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Founders Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4890 W. Kennedy Blvd Suite 220
(No. and Street)

TAMPA (City) FL (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon HALLAV 813-225-1025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek + Company LLC
(Name – *if individual, state last, first, middle name*)

101 E. Kennedy Blvd Suite 1250 (Address) TAMPA (City) FL (State) 33602 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11

2/20/08

OATH OR AFFIRMATION

I, Sharon D. Hallax, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Founders Securities Inc, as of Dec. 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Sharon D. Hallax
Signature

President
Title

Idarmi Casanas
Notary Public

Idarmi Casanas
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Bonded Troy Fain - Insurance, Inc 800-385-7019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FOUNDERS SECURITIES, INC.

FINANCIAL STATEMENTS
December 31, 2007

FIRST FOUNDERS SECURITIES, INC.
Tampa, Florida

FINANCIAL STATEMENTS
December 31, 2007

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
First Founders Securities, Inc.

We have audited the accompanying statement of financial condition of First Founders Securities, Inc. as of December 31, 2007, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Founders Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Tampa, Florida
February 26, 2008

FIRST FOUNDERS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
Cash	$	52,357
Commissions Receivable		52,456
Prepaid expenses		30,707
Deferred tax asset (Note 2)		22,015
Property and equipment, less accumulated depreciation (Note 3)		8,168
Variable annuity investment (Note 4)		107,671
	$	273,374
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses (Note 6)	$	17,197
Deferred revenue		1,602
Commissions payable		58,832
Note payable (Note 5)		18,534
Other current liabilities		4,753
Total liabilities		100,918
STOCKHOLDER'S EQUITY		
Common stock, $1 par, 7,000 shares authorized, 100 issued and outstanding		100
Additional paid-in capital		279,967
Retained deficit		(107,611)
Total stockholder's equity		172,456
	$	273,374

See accompanying notes to financial statements.

FIRST FOUNDERS SECURITIES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2007

Revenues	
Commissions	$ 2,056,760
Other income	174,915
Total revenues	2,231,675
Expenses	
Commissions	1,734,518
Employee compensation and payroll taxes	145,160
Insurance	90,288
Advertising and promotions	73,009
Travel and entertainment	55,949
Licenses and permits	48,733
Professional fees	45,817
Rent and utilities	29,735
Office expense	16,194
Computer support	9,478
Contract labor	6,048
Depreciation	2,610
Education and seminars	2,042
Bank service fees	734
Other taxes	391
Other	4,528
Total expenses	2,265,234
Loss before income taxes	(33,559)
Income tax expense (Note 2)	-
Net loss	$ (33,559)

See accompanying notes to financial statements.

FIRST FOUNDERS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2007

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance January 1, 2007	100	$ 100	$ 279,967	$ (74,052)	$ 206,015
Net loss	-	-	-	(33,559)	(33,559)
Balance December 31, 2007	100	$ 100	$ 279,967	$ (107,611)	$ 172,456

See accompanying notes to financial statements.

FIRST FOUNDERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (33,559)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	2,610
Increase in value of variable annuity investment	(3,521)
Decrease (increase) in	
Commissions receivable	(16,525)
Due from brokers	3,967
Other receivables	177
Prepaid expenses	58,024
Increase (decrease) in	
Accounts payable and accrued expenses	2,293
Commissions payable	(12,482)
Deferred revenue	1,602
Reserve for policy cancellations	4,753
Net cash provided by operating activities	7,339
Cash flows from investing activities	
Purchase of property and equipment	(226)
Net cash used by investing activities	(226)
Cash flows from financing activities	
Repayments of note payable	(38,960)
Net cash used by financing activities	(38,960)
Net change in cash	(31,847)
Cash at beginning of year	84,204
Cash at end of year	$ 52,357
SUPPLEMENTAL DISCLOSURES:	
Amounts paid in cash for	
Interest	$ 2,605
NONCASH FINANCING ACTIVITIES:	
Costs of assets acquired by incurring debt	$ 44,588

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: In 2007, Equity Leadership Securities Group, Inc. changed its name to First Founders Securities, Inc. (the Company), a Florida corporation, is a limited business broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the distribution of variable insurance products and mutual funds through its network of nationwide brokers.

Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition: Commission revenues on variable life insurance policies are recognized when the policy is issued. Commission revenues on variable annuities are recorded upon issue date.

Income Taxes: The Company utilizes SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets.

Other Income: The Company passes along a portion of the cost of errors and omissions insurance and regulatory licenses and fees to its brokers. Reimbursements are recorded as other income.

(Continued)

NOTE 2 - INCOME TAXES

At December 31, 2007, the Company had a deferred tax asset of $22,015 from federal net operating loss carryforwards of $123,545. The Company did not have an income tax expense during the year ended December 31, 2007.

The net operating losses to be carried forward against future taxable income are as follows:

2024	$	92,116
2025		22,321
2026		9,108
	$	123,545

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of:

Furniture and fixtures	$	2,117
Office equipment		11,600
		13,717
Less: Accumulated depreciation		5,549
	$	8,168

NOTE 4 - VARIABLE ANNUITY INVESTMENT

The Company owns a deferred variable annuity policy on the life of its stockholder with a scheduled annuity benefit date of August 1, 2039. The policy is subject to administrative and mortality fees, premium taxes, and a surrender charge if liquidated prior to the policy's tenth year. Earnings are reinvested and are not taxable until distribution. The annuity is reflected in the statement of financial position at net realizable value.

(Continued)

NOTE 5 - NOTE PAYABLE

The Company financed the cost of its errors and omissions insurance with a note that is payable in nine monthly installments and has an effective interest rate of 11.45% on December 31, 2007. Interest expense on the note totaled $2,605 for the year ended December 31, 2007.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has an agreement with two related entities for the reimbursement of the cost of office space and other operating expenses. For the year ended December 31, 2007 the statement of operations includes rent expense of $20,400 and other operating expenses of $25,069 with respect to this agreement. At December 31, 2007, the Company owed these related entities $1,601. This amount is included in accounts payable at December 31, 2007.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $102,756. The required minimum net capital was $6,728 as of December 31, 2007. The Company's net capital ratio was .98% at December 31, 2007.

SUPPLEMENTARY INFORMATION

FIRST FOUNDERS SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2007

Total ownership equity	$ 172,456
Deduct	
Nonallowable assets	69,162
Net capital before haircuts on securities positions	103,294
Deduct	
Investment securities haircuts	
Variable annuity investment	538
Net capital	$ 102,756
Aggregate indebtedness	$ 100,918
Ratio of aggregate indebtedness to net capital	98%

No material difference exists between the amounts above and the amounts as reported in the Company's unaudited Focus Report as of December 31, 2007.

FIRST FOUNDERS SECURITIES, INC.

SCHEDULE II
STATEMENT PURSUANT TO RULE 15C3-3
December 31, 2007

First Founders Securities, Inc. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

SUPPLEMENTAL REPORT

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' AUDIT REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCANGE ACT OF 1934

To the Stockholder of
First Founders Securities, Inc.

In planning and performing our audit of the financial statements of First Founders Securities, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financing reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Tampa, Florida
February 26, 2008

END